Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

(unaudited)

	Three Months Ended December 31,
	2006	2005
Numerator:
Net Income	$2,059,002	$3,070,454

Denominator:
Denominator for basic earnings per share-weighted-average shares	11,059,039	10,670,647

Effect of dilutive securities:
Employee stock options	66,950	80,994

Contingently issuable shares	0	184,624

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	11,125,989	10,936,265

Basic earnings per share	$0.19	$0.29
Diluted earnings per share	$0.19	$0.28